Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

May 31st, 2004

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated March 10th, 2004.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) March 16th, 2004, Notice of the agreements approved at the General Shareholders´ Meeting of Sogecable, S.A.

(ii) March 16th, 2004 notice of the speeches from the Chairman and the Chief Executive Officer´s of Sogecable at the General Shareholder´s Meeting (summary).

(iii) Notice issued on April 19th, 2004, the Executive Committee of Sogecable agreed to acquire a number of its own shares for the purpose of fulfilling the Option System, according to Regulation (EC) 2273/2003 of the European Commission of December 22, 2003.

(iv) April 27th, 2004, Sogecable, S.A. presents the 1 Quarter 2004 Results to Annalists.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Annual Accounts 2003

(ii) The First Quarter Results Report of 2004.

dw 6/30

Sogecable

Rule 12g3-2(b) nº: (82-4981)

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

Rule 12g3-2(b) n°(82.4981)
Enclosure I (i)

16th March, 2004

COMMUNICATION OF RELEVANT INFORMATION

SOGECABLE, S.A. hereby communicates that the General Shareholders' Meeting held today, has approved all of the agreements presented thereto.

A list of the agreements adopted is attached hereto.

The Board of Directors of Sogecable, S.A., in its meeting held subsequent to the General Shareholders' Meeting has agreed to accept the resignation of Mr. Jesús de Polanco Gutiérrez, as Member of the Board, presented in his capacity as Chairman of the Board and of the Executive Committee, receiving the grateful of all of the Members of the Board for his esteemed services rendered to the Company, and has appointed Mr. Rodolfo Martín Villa as the in-coming Chairman of the Board and of the Executive Committee.

Likewise, the Board of Directors of Sogecable, S.A. has agreed:

- By virtue of the power recognised in Article 138 of the Limited Liability Companies' Act (Ley de sociedades Anónimas), to appoint Mr. Borja García-Nieto Portabella as Member of the Board, in order to cover the vacancy left by the resignation of Mr. Jesús de Polanco Gutiérrez. Mr. García-Nieto is an independent director.

- To re-elect the following directors as members of the Executive Committee of Sogecable, S.A.:

    - Mr. Juan Arenas Uría
    - Mr. Luis Blasco Bosqued
    - Mr. Juan Luis Cebrián Echarri
    - Mr. Jean-François Dubos
    - Mr. José María García Alonso
    - Mr. Leopoldo Rodés Castañé

- To appoint VIVENDI UNIVERSAL as a member of the audit. And Compliance Committee, in order to cover the vacancy left by the resignation of Groupe Canal+ and to re-elect the following directors as members of the Audit and Compliance Commission of Sogecable, S.A.:

    - Mr. Luis Lada Díaz
    - Mr Gregorio Marañón Bertrán de Lis

➢ To re-elect the following directors as members of the Appointments and Remuneration Committee of Sogecable, S.A.:

- Mr. Luis Abril Pérez
- Mr. Juan Luis Cebrián Echarri
- Mr. Jean-François Dubos
- Mr. Leopoldo Rodés Castañé

Rule 12g3-2(b) n°(82.4981)
Enclosure I (ii)

16th March, 2004

COMMUNICATION OF RELEVANT INFORMATION

Enclosed are speeches from the Chairman and from the Chief Executive Officer´s of Sogecable at the General Shareholder´s Meeting held on March 16, 2004 (summary).

From the Chairman

The new satellite TV operator, Digital+, which went into operations in July 2003, was the culmination of a long and arduous process and the start of a new stage that I'm certain will decisively contribute to re-launch the audiovisual communication sector in Spain.

It has been fifteen years since in 1989 a small group of financial investors, with Canal + France and the Prisa Group, took the right decision and wagered on the possibilities of pay TV in Spain. Canal+ was launched in our country in 1990 and in five years had one million subscribers, generating excellent returns. It thereby became a TV reference with quality, talent, and originality as its distinguishing traits.

Afterwards came the technological challenges and expansion of the offering, broadcasting by satellite, still in the analogue phase, the first theme channels. We launched the first platform, also via satellite, with a digital signal. We then encountered several obstacles and difficulties, which have now been overcome, as well as competing with the platform that we have now integrated in our offering.

In May 2002, the Chairmen of Telefónica and Sogecable entered into a first agreement, thanks to the willingness of both parties to negotiate – and, I underscore Telefónica's open and decisive stance in this respect – which offered an excellent way of resolving the situation. Pursuant to legal procedures, the E.U. authorities began to monitor the operation and subsequently transferred this case to the Spanish authorities, considering that the markets affected by the concentration did not exceed the national borders. Although the Spanish Government's decision on the agreement was favourable, it imposed 34 severe conditions before granting its approval.

In order to adapt this agreement to the conditions imposed by the Government, the Chairmen of Telefónica and Sogecable reached a definitive agreement on 29 January 2003 that called for the integration of Vía Digital in our Company. We submitted an action plan and announced that the financial-administrative process to launch Vía Digital would be concluded by the end of June, as effectively was the case. Several administrative, corporate, financial, technological, and commercial operations were undertaken in these six months all contributing to an exemplary integration.

In this short time, Sogecable achieved the merger of both human and technical teams, launching a TV offering that was unprecedented in the Spanish audiovisual scenario. The Company succeeded in selecting and re-organizing the best contents of these two platforms to offer its subscribers attractive, complete, and innovative programs.

The new challenge that we are facing will undoubtedly redound in the benefit of all our shareholders and subscribers. The Vía Digital-Sogecable integration represents a significant step in the Company's future development. It will make it possible to re-launch our offering, streamline all types of costs, re-organize a sector that is currently undergoing severe readjustments in the most advanced countries in Europe, and, in short, consolidate a profitable, and high quality TV model that has become an indispensable frame of reference for soccer and film activities in our country.

The new Digital + platform is a well-designed corporate mechanism with a broad and sound initial market and a managerial team with proven management and execution skills.

I have considered that this is the right moment to leave the Company's Presidency. I take this decision convinced that everything will be in good hands and with the satisfaction of having completed my duties.

Chief Executive Officer´s Report

The Sogecable Group culminated 2003 as the unquestionable leader in Spanish pay TV, firmly consolidating its positioning in the audiovisual market, taking part in one of the most important corporate operations in recent years leading to the integration of Vía Digital, and successfully launching a new satellite TV platform (Digital+).

For the first time in Spain, the new program offering combines the most important sports events in the world, with a special emphasis on national and international soccer; major film premieres; the best selection of entertainment, serial, documentary channels; Madrid's bullfight season; 24-hour news programs; children and music programs, as well as a wide spectrum of video, audio, and interactive service channels.

As a special promotion good until 30 September, all who subscribed to the new platform, including former Canal Satélite and Vía Digital subscribers, were able to receive all the Digital + programs without any increase in the subcription cost and without having to change their equipment since they were able to maintain the two satellite and conditional access systems used by both (Astra and Hispasat) in an integrated and compatible fashion.

The in-depth corporate streamlining process generated significant restructuring expenses, giving rise to extraordinary results in the year, which, nevertheless, laid the groundwork for enabling the Company to meet future challenges.

Sogecable's sales in 2003 reached 1,169.2 million euros, 19.8% more than in 2002. In the fourth quarter alone, sales were 359.7 million euros, a 41.6% increase over the previous year's figures.

Total subscriber generated revenues were 889.9 million against 780.5 million in the same period last year. The evolution of these revenues was marked by the incorporation of former Vía Digital subscribers as well as the excellent reception given to Digital+. Average revenue per subscriber in fourth quarter 2003 was 43.5 euros per month, 15.5% higher year-on-year. The average revenue for digital subscribers in December 2003 was 46.4 euros per month. This upward trend is ongoing and bodes well for the future.

Advertising revenues, at 45.6 million euros, were 20.1% higher than in 2002. This revenue growth is mainly attributable to the increase in market share as well as the overall upturn in this market.

Since the launch of Digital +, audience share and consumption has increased considerably. The nine Canal+ channels, with 28.3% of the audience share, accounted for most of the platform consumption. Meanwhile, box office sales climbed 34% with respect to the previous year.

Sogecable also booked 70.6 million euros in extraordinary gains mainly on the sale of its shareholdings in Canal Estilo, S.L.; Canal+ Technologies, and Canal Météo, in addition to the extraordinary gains from the 26.4 million euro in damages awarded by the Supreme Court which ruled in favour of an appeal filed by Canal Satélite Digital against Article 2 of Royal Decree 136/97 of 31 January that had, in fact, prevented the massive launch and marketing of the platform.

On 16 July 2003, Sogecable acquired an additional 40% stake in Audiovisual Sport, thereby raising its shareholding in this company to 80%. This transaction has boosted revenues from the sale of Spanish Soccer League audiovisual rights to other national and international operators.

At year-end 2003, Sogecable had 2,343,902 subscribers, 1,795,686 of whom subscribe to the digital platform and 548,216 to the analogical Canal+ platform. As at 31 December 2003, Canal+ had 1,926,216 customers, almost 100,000 more than in the previous year. Of these, 1,378,000 subscribe to the digital version. Of the total Sogecable subscribers, more than 77% subscribe to Digital+ and among these, 918,000, that is, more than half of the customers, decided to subscribe to the new Digital+ offering. Of the latter group, 89% upgraded their subscription, requesting additional channels from the new

platform and 45% choosing the high-end Digital+ offering, while 36% selected other digital Canal+ versions.

Consequently, Sogecable posted 170.8 million euros in gross operating income (EBITDA) in 2003, 21.1% more than in the previous year. Net Operating Income (expense) was 85.8 million euros in losses and Net Consolidated income shows a 329.6 million euro loss mainly because of the expenses involved in the in-depth restructuring process undertaken following the Vía Digital acquisition, and the commercial launch of Digital+, which represented an expense of 266.3 million euros in the year.

At 31 December 2003, Sogecable's shareholders' equity totalled 415.3 million euro. The Company's financial debt is approximately 1,400 million euro, 1,350 million of which represents a syndicated loan agreement entered into in August 2003.

In the film division, Sogecable, as in the past, maintained its commitment to Spanish movies. Thanks to film premieres, the Sogecable production company was the leader in the national market in 2003, with more than 25.7 million euros in ticket sales and 5.6 million viewers, representing a 27.85% of Spanish box-office audience share. *La Gran aventura de Mortadelo y Filemón,* winner of five Goya awards, with 22.2 million euro in ticket sales, and more than 4.8 million viewers, was the greatest hit in the year, and the second most successful box-office hit after another Sogecine production, Alejandro Amenábar's *The Others.*

The production company also filmed four important movies in 2003 premiering this year: *Mar adentro,* a new Alejandro Amenábar film based on the life of the tetraplegic, Ramón San Pedro, starring Javier Bardem; *Crimen perfecto,* a black comedy directed by Álex de la Iglesia; Horas de luz, a Manolo Matji film starring Alberto San Juan and Emma Suárez; and, *XXL,* a comedy for youngsters directed by Julio Sánchez Valdés.

CNN+, a 50-50% Turner Broadcasting and Sogecable joint venture, celebrated its fifth anniversary with excellent results, as the news channel in the platform with the largest audience, and a TV reference for those who want to be informed 24 hours a day. In this sense, Digital+ is offering a multi-channel news offering for the first time in Spain including all the main national, regional, and international news channels, thereby ensuring the platform's unmistakable plural offering.

In September 2003, CATSA (Centro de Asistencia Telefónica, S.A., a wholly-owned Sogecable subsidiary), inaugurated its new head office in Malaga, the first centre in our country especially designed and built for the provision of telephone marketing services. Situated at the Parque Tecnológico de Andalucía, the centre has more than 1,100 workstations for agents, equipped with the most advanced technology and providing services for national, local and regional customers.

Thanks to the increase in infrastructures, the Company managed 34 million contacts last year via different communication channels: telephone, fax, Internet, automatic answering systems, and mail. The Company posted a 27% increase in sales, reaching 51 million euros at the end of the year.

In short, 2003 witnessed significant changes in the Spanish audiovisual industry, with Sogecable initiating a streamlining process in the sector that will redound in a clearer TV scenario, play a positive role in the Company's future growth, and benefit all of our shareholders and subscribers. Sogecable, consequently, consolidates its leadership in the pay TV sector and offers excellent yield prospects thanks to its sound shareholder base and its highly qualified management team.

16th March, 2004

COMMUNICATION OF RELEVANT INFORMATION

According to that stipulated in Regulation (EC) 2273/2003 of the European Commission, of December 22, 2003, it is hereby made public that the Executive Committee of Sogecable, by virtue of the powers granted by the General Shareholders' Meeting and by the Board of Directors Meeting held on March 16, 2004, has agreed to acquire a maximum number of 320,217 of its own shares, representing 0.25% of its share capital, for the purpose of fulfilling the Option System referred to in the sixth agreement approved in the General Shareholders' Meeting held on May 16, 2000. This constitutes a "Programme for the repurchasing of shares" for the effects of that stipulated in the aforesaid Regulation and in Directive 77/91/EEC.

The maximum equivalent of the acquisitions shall be the value at the close of the trading session on the day or days on which the corresponding operations are carried out. The acquisitions shall be executed within a maximum term of 6 months commencing at April 19, 2004.

SECRURITY REFERENCE

GENERAL

QUARTERLY ADVANCE OF RESULTS CORRESPONDING TO:

QUARTER 1 **YEAR** 2004

Registered Company Name:
SOGECABLE, S.A.

Registered Address:	**TAX I.D. Nª**
AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS - MADRID	A/79114815

Persons assuming responsibility for this Information, the positions the occupy and identification of the powers they hold by virtue of which they represent the company::	**Firma:**
IÑIGO DAGO ELORZA - General Secretary. Powers of representation, according to the public deed dated 26/02/2001, registration nª 655. FERNANDO MARTÍNEZ ALBACETE- Financial Director. Powers of representation according to the public deed dated 30/10/2001, registration nr 3.475.	

A) QUARTTERLY ADVANCE OF RESULTS

Units: Millions of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current Financial Year	Previous Financial Year	Current Financial Year	Previous Financial Year
NET AMOUNT OF BUSINESS FIGURE (1)	0800	234.961	176.531	379.432	268.996
PRE-TAX RESULT	1040	-55.258	-22.271	-66.307	-27.278
RESULT AFTER TAX	1044	-47.521	-17.811	-51.055	-16.951
Results attributable to external partners	2050			3.349	-201
RESULTS FOR THE FINANCIAL YEAR ATTRIBUTABLE TO THE PARENT COMPANY	2060			-47.706	-17.152
PAID UP CAPITAL	0500	252.009	194.048		
AVERAGE NUMBER OF EMPLOYEES	3000	1.077	1.008	1.705	1.477

B) EVOLUTION OF THE BUSINESS

(Although in summarised form due to the synthetic nature of this quarterly information, the comments included in this section should allow investors to form an adequate opinion of the activity developed by the company and the results obtained for the period covered by this quarterly information, as well as the financial and patrimonial situation and other esential details concerning the general running of the company business).

SEE ANNEXE I

C). PRESENTATION BASES AND VALUATION NORMS

(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with sufficient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and withe a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropieate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).

In the preparation of the data and information of a financial-accounting nature included in the present periodical public document, the principles, evaluation guidelines and criteria established in the regulation in force for the preparation of information of a financial-accounting nature to be included in the annual accounts and interim financial statements have been applied. The accounting principles, criteria and policies applied in order to obtain the financial information corresponding to the first quarter of the financial year 2004 coincide with those applied in the audited annual accounts for the financial year 2003.

As was detailed in the consolidated annual accounts for the financial year 2003 and in the economic-financial information for the aforesaid financial year and communicated to the National Securities Exchange Commission (CNMV) on 17/02/2004, at the close of the consolidated annual accounts for the financial year 2003, SOGECABLE reclassified certain projected long-term costs under the heading of "Start-up Costs" on the consolidated balance sheet which had previously been classified under the headings of "Costs to be distributed over various financial years" and "Accruals and pre-payments" on the assets side of the consolidated balance sheet. As a result of this modification in the headings of the consolidated balance sheet in which these assets are included, and for the purpose of enabling the consolidated balance sheets at March 31, 2003 and 2004 to be comparable, the Group has carried out the same reclassification on the consolidated balance sheet at March 31, 2003, which has been included in Annexe I.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD

(The dividends distributed since the beginning of the financial year will be mentionded).

		% on Nominal	euros per Share	Amount (million of euros)
1. *Ordinary Shares*	3100			
2. Preferential Shares	3110			
3. Shares without Voting Rights	3120			

Additional information about the distribution of dividends (on account, complementary, etc.)

Sogecable has not distributed any dividend

Annexe in the following page

E) SIGNIFICANT INFORMATION (*)

		YES	NO
1. Acquisition or transfer of shares of the capital of companies quoted on the stock exchange obliged to be communicated in accordance with Article 53 of the LMV (5% and multiples)	3200		X
2. Acquisition of own holdings obliged to be communicated according to the additional provision 1ª of the LSA (1%)	3210		X
3. Other significant increases and decreases of fixed assets (shareholdings greater than 10% in non-listed companies, relevant material investments or sales of shares, etc.	3220		X
4. Increases of decreases in capital stock or of the value of the shares	3230		X
5. Issues, reimbursements or cancellations of loan capital	3240		X
6. Changes in the Director on the Board of Directors.	3250	X	
7. Modifications in the Bylaws	3260		X
8. Conversions, mergers or spin-offs	3270		X
9. Changes in the institutional regulations of the sector with significant repercussions on the financial situation of the company or Group.	3280		X
10. Court cases, litigation or disputes that may significantly affect the patrimonial situation of the company or Group.	3290		X
11. Tenders for contracts, suspension of payments, etc.	3310		X
12. Special agreements on limitations, assignments or partial or total surrender of the political or economic rights of the shares of the company..	3320		X
13. Strategic agreements with national or international groups (exchange of share blocks, etc.).	3330		X
14. Other significant information.	3340	X	

(*) Mark with an "X" the corresponding box, adding if affirmative an explanatory annexe in wihich the date of communication to the CNMV and SRVB are detailed.

F) EXPLANATORY ANNEXE OF SIGNIFICANT INFORMATION

SEE ANNEXE II

Sogecable

Consolidated results as of March 31st 2004

2004 First Quarter Results

April 16th 2004

SUBSCRIBER EVOLUTION

As of March 31st 2004, eight months after the launch of the new offer **DIGITAL+**, Sogecable has 2,271,000 subscribers. The evolution and breakdown of the subscriber base is as follows.

	31-Mar-04	31-Mar-03	31-Mar-02	Mar.04 vs Mar.03	Mar.03 vs Mar.02
SOGECABLE	**2,270,783**	**1,854,777**	**2,022,994**	**416,006**	**-168,217**
DIGITAL+	1,732,025	1,200,898	1,257,145	531,127	-56,247
CANAL+ (Analogue)	538,758	653,879	765,849	-115,121	-111,970

NOTE: 2003 and 2002 subscriber numbers show Canal Satélite Digital's clients, the former Sogecable's digital offer.

On July 21st 2003, Sogecable launched **DIGITAL+**, its new digital offer. For the first time in Spain the most relevant sport events, the most outstanding US and Spanish film blockbusters and the most attractive premium and thematic channels focused on children, sports, documentaries, music, news and entertainment are together in a single offer.

Sogecable

Year-on-year subscriber evolution



Thousands of -
Analogue subscribers
Digital subscribers
SOGECABLE subscribers
766
1,257
2,023
654
1,201
1,855
539
1,732
2,271
Mar.02
Mar.03
Mar.04

Subscriber digitalisation update



Digital subscribers
Analogue subscribers
62%
38%
65%
35%
76%
24%
Mar.02
Mar.03
Mar.04

DIGITAL+

Benefiting from the excellent reaction to **DIGITAL+** by the previous Vía Digital's and Canal Satélite Digital's customer bases and by new clients joining the service since the new offer was launched, the number of subscribers as of March 31st 2003 and their distribution is as follows,

	31-Mar-04	31-Mar-03	31-Mar-02	Mar.04 vs Mar.03	Mar.03 vs Mar.02
DIGITAL+	**1,732,025**	**1,200,898**	**1,257,145**	**531,127**	**-56,247**
Premium subscribers	**1,366,348**	**1,155,724**	**1,136,367**	**210,624**	**19,357**
Basic subscribers	**365,677**	**45,174**	**120,778**	**320,503**	**-75,604**

NOTE: 2003 and 2002 subscriber numbers show Canal Satélite Digital's clients, the former Sogecable's digital offer.

The new clients joining the service mainly subscribed to the most complete choices, including the premium contents shown on the new ***CANAL+*** family channels.

91% of the subscribers who have already renewed their contracts or have requested to modify their programming offer and switch to the new **DIGITAL+** products, have increased their monthly subscription fee, adding additional contents to their previous choice.

Moreover, the new subscribers joining the **DIGITAL+** offer have mainly subscribed to the most attractive content selections.

Specifically, 54% of the new customers joining the service since July 21st 2003, have requested the contents available in the three **"DIGITAL+ range"** offers, 29% of them have requested one of the choices of the **"*CANAL+* range"**, and 17% have gone initially for the **"Basic range"** options.

Promotionally, both Canal Satélite Digital and Vía Digital subscribers enjoyed all the contents of **DIGITAL+** from July 21st 2003 until September 30th 2003, without any price increase in the monthly subscription previously agreed with their provider.

Since October 2003, the customers who subscribed to the new **DIGITAL+** products, added the new contents requested and switch to new subscription fee conditions.

In this quarter, cancellations of subscriptions continued taking place as a consequence of the change to the new offer. These cancellation of subscriptions take place at the contract maturities mainly, at the moment when the rate update applies. Vía Digital's customers with subscription rate contracts below the one currently in place for the new **"Basic"** package are mainly affected by these cancellations. This process will be completed by the third quarter of 2004.

On the other hand, Sogecable has replaced the digital smart cards being used by Vía Digital's subscribers during the month of April 2004. In the past few weeks, these clients were delivered new smart cards and will need to insert them in the set-top-box slot to receive the contents they subscribed to.

The new conditional access system will be downloaded through the Hispasat satellite signals during the month of April 2004, updating the encrypting application loaded in all the decoders being used by these subscribers.

CANAL+

Since the launch of **DIGITAL+** on July 21st 2003, ***CANAL+*** enlarges its presence on pay-tv in Spain by completing the digital version with six new premium channels, encouraging analogue ***CANAL+*** subscribers to switch to the digital service.

On top of that, these new contents have been extraordinarily welcomed by new **DIGITAL+** subscribers, mainly selecting the most complete products including ***CANAL+*** exclusive contents. As a result of that, as of March 31st 2004, ***CANAL+*** has 1,905,000 customers, 539,000 of which subscribe to the analogue service and 1,366,000 who enjoy its digital version.

	31-Mar-04	31-Mar-03	31-Mar-02	Mar.04 vs Mar.03	Mar.03 vs Mar.02
TOTAL CANAL+	**1,905,106**	**1,809,603**	**1,902,216**	**95,503**	**-92,613**
Canal+ Digital	**1,366,348**	**1,155,724**	**1,136,367**	**210,624**	**19,357**
Canal+ Analogue	**538,758**	**653,879**	**765,849**	**-115,121**	**-111,970**

Sogecable

Financial consolidated results

as of March 31st 2004

FIRST QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2004 & 2003 (January-March)

	2004 Euro MM	2003 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**380.0**	**270.6**	**109.4**	**40.4%**
Net Turnover	379.4	269.0	110.4	41.1%
Subscribers	*287.5*	*199.6*	*87.9*	*44.0%*
Advertising	*13.5*	*10.2*	*3.3*	*32.8%*
Other	*78.4*	*59.2*	*19.2*	*32.4%*
Other operating revenues	0.6	1.6	-1.0	-62.9%
OPERATING EXPENSES	**315.9**	**241.0**	**75.0**	**31.1%**
Purchases	211.8	148.6	63.2	42.5%
Personnel expenses	31.4	25.6	5.8	22.9%
Other operating expenses	72.8	66.8	5.9	8.9%
EBITDA	**64.1**	**29.6**	**34.5**	**116.5%**
Depreciation and amortisation	78.5	35.9	42.6	118.7%
OPERATING INCOME/LOSS (EBIT)	**-14.5**	**-6.3**	**-8.1**	**128.7%**
Financial results	-26.8	-11.9	-14.9	125.5%
Share in results of companies carried by the equity method	-3.4	-7.4	4.0	-54.6%
Amortisation of goodwill	0.0	-0.4	0.4	-92.1%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-44.6**	**-26.0**	**-18.6**	**71.7%**
Extraordinary results	-4.7	-1.3	-3.4	n.a.
Restructuring expenses	-17.0		-17.0	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-66.3**	**-27.3**	**-39.0**	**143.1%**
Corporate income tax	-15.3	-10.3	-4.9	47.7%
CONSOLIDATED INCOME/LOSS	**-51.1**	**-17.0**	**-34.1**	**n.a.**
Income/Loss attributed to minority interests	-3.3	0.2	-3.6	n.a.
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-47.7**	**-17.2**	**-30.6**	**178.1%**

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	March 31st 2004	March 31st 2003
Start-up expenses	175,192	154,252
Intangible assets	382,204	231,550
Tangible fixed assets	263,601	240,461
Long-term financial investments	1,266,657	358,510
Shares of the controlling company	649	591
FIXED AND OTHER NONCURRENT ASSETS	**2,088,303**	**985,364**
GOODWILL IN CONSOLIDATION	**429**	**1,522**
DEFERRED CHARGES	**54,673**	**9,806**
Inventories	156,169	167,004
Accounts receivable	442,426	289,276
Cash and short-term financial investments	5,076	6,535
Accrual accounts	25,122	29,636
CURRENT ASSETS	**628,793**	**492,451**
TOTAL ASSETS	**2,772,198**	**1,489,143**

SHAREHOLDERS' EQUITY AND LIABILITIES	March 31st 2004	March 31st 2003
Capital stock	252,009	194,048
Additional paid-in capital and other reserves	169,160	101,268
Reserves at consolidated companies	-5,862	3,066
Income / Loss for the year	-47,706	-17,152
SHAREHOLDERS' EQUITY	**367,601**	**281,230**
MINORITY INTERESTS	**31,544**	**38,524**
Shareholders loan	162,415	0
Subordinated debt	186,418	0
DEFERRED REVENUES	**38,455**	**1,394**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**22,043**	**14,923**
Long-term payables to financial entities	1,129,476	260,453
Other long-term accounts payable	46,058	18,990
LONG-TERM DEBT	**1,175,534**	**279,443**
Short-term payables to financial entities	85,339	362,472
Trade accounts payable	623,899	435,785
Other non-trade debts	57,159	56,830
Accrual accounts	21,791	18,542
CURRENT LIABILITIES	**788,188**	**873,629**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,772,198**	**1,489,143**

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	January - March 2004
Net income (loss)	**(47.7)**
Adjustments to income (loss)-	
Depreciation and amortisation	78.5
Amortisation of goodwill	0.0
Deferred charges and deferred revenues transferred to income statements	(0.5)
Share in results of companies carried by the equity method	3.4
Changes in provisions and other extraordinary results	4.7
Income (loss) attributed to minority interests	(3.3)
Corporate income tax	(15.3)
Funds obtained	**19.7**
Changes in operating assets and liabilities (excluding financial items)	**(81.4)**
Cash provided by operations	**(61.7)**
Investments	(19.1)
Sales and retirements of fixed assets	3.3
Cash from (used in) investing activities	**(15.8)**
Capital increases	-
Increase (decrease) in long-term debt (excluding financial debts)	0.1
Cash from (used in) financing activities (excluding bank facilities)	**0.1**
Increase (decrease) of long-term bank facilities	18.9
Increase (decrease) of short-term bank facilities	57.5
Changes in cash and short-term financial investments	1.0
Cash from (used in) bank facilities	**77.4**
Funds obtained from (used in) financing activities	**77.5**

BUSINESS OVERVIEW

As of march 31st 2004, Sogecable's Net Turnover reached 379.4 million euros, up 41.1% in comparison to 269.0 million euros achieved in the first quarter of 2003.

First Quarter Net Turnover evolution

Million euros


+41.1%
+6.4%
252.9
269.0
379.4
1Q 2002
1Q 2003
1Q 2004

In comparison to Net Turnover level reached during the third quarter of 2003 –the first period in which Vía Digital and Audiovisual Sport were fully consolidated- Net Turnover achieved in the first quarter of 2004 shows a 31.0% increase.

Net Turnover quarterly evolution

Million euros


+24.2%
+5.5%
289.6
359.7
379.4
3Q 2003
4Q 2003
1Q 2004

Net Turnover amount in the first quarter of 2004 shows record levels, benefiting from the increases achieved in the three main revenue lines. All of them show increases higher than 30% if compared to the amounts obtained in the first quarter of 2003.

1Q04 / 1Q03 Net Turnover breakdown


Subscribers
287.5
199.6
Advertising
13.5
10.2
Other revenues
78.4
59.2
1Q 2004
1Q 2003
Million euros

Subscription revenues

Subscriber revenues are the most relevant activity for Sogecable Group and stand as 75.8% of Net Turnover in the first quarter of 2004. The most remarkable growth in Sogecable's revenues came from this line in the period.

Subscriber revenue reached 287.5 million euros in the first quarter of 2004, in comparison to 199.6 million euros in the same period of 2003, up 87.9 million euros. It means a 44.0% increase in comparison to the first quarter of previous year.

First quarter Subscriber Revenue comparison



Million euros
+44.0%
-1.3%
202.2
199.6
287.5
1Q 2002
1Q 2003
1Q 2004

The inclusion of the subscribers to the previous Vía Digital's offers, the excellent reaction to the new **DIGITAL+** programming choices by the customers subscribed to Canal Satélite Digital's packages and the new clients joining the services since the launch in July of 2003, mainly affected the evolution of these revenues.

Subscriber revenues went up by 10.1% in comparison to 261.1 million euros accounted in this activity in the fourth quarter of 2003.

Subscriber Revenue quarterly evolution


Million euros
+10.7%
+10.1%
235.9
261.1
287.5
3Q 2003
4Q 2003
1Q 2004

Thanks to the commercial evolution and the continuous trend of subscribers selecting the most complete offers, the average digital subscriber revenue reached 50.7 euros per month during the first quarter of 2004.

This means a 16.6% increase in comparison to the average revenue of 43.5 euros per month obtained in the previous quarter.

This growth in comparison to previous quarters has taken place both in the monthly subscription fee and in the average revenue linked to pay-per-view ticket sales, the most important elements driving the average revenue.

Referred to this, the average monthly subscription fee reached 42.1 euros per month during the first quarter of 2004, benefiting from customers mainly requesting premium content packages.

The main reason for the increase in the average pay-per-view revenue is the higher number of tickets sold for Spanish league football matches. On top of that, domestic cup championship matches were also shown in pay-per-view basis during the months of January and February of 2004, basically. The average pay-per-view revenue reached 8.6 euros per month in the first quarter of 2004.

1Q04 vs 1Q03 ARPU comparison (€ / month)


€ 48.5
6.3
42.2
€ 50.7
8.6
42.1
1T03
1T04
Canal Satélite Digital (Subscription)
DIGITAL+ (Subscription)
ARPU from PPV tickets

In comparison to the third quarter of 2003 –when customers subscribed to Vía Digital's offers were included for the first time- a 18.6% increase has been reached in the average monthly subscription fee, linked to the upgrade in the product selection requested by the digital clients. This growth do not consider the positive impact from pay-per-view sales.

Digital ARPU quarterly evolution (€ / month)


€ 37.7
2.2
35.5
€ 43.5
5.5
38.0
€ 50.7
8.6
42.1
3Q03
4Q03
1Q04
DIGITAL+ (Subscription)
PPV services

The average subscription-fee revenue has kept on growing every month throughout this first quarter of 2004. Average subscription revenue per digital subscriber reached 42.6 euros per month in March 2004.

Advertising revenues

Advertising revenues in the quarter amounted to 13.5 million euros, increasing by 32.8% in comparison to 10.2 million euros achieved during the same period of 2003.

The increase in advertising revenues benefits from the general market recovery, but only shows partially the growth trend in audience share achieved by Sogecable in the past months. Advertising revenues stands as 3.6% of Sogecable's turnover during the first quarter of 2004.

Other revenues

In the first quarter of 2004, 'Other revenues' reached 78.4 million euros, up 32.4% in comparison to the revenues achieved in the same period of 2003.

The fully consolidation of Audiovisual Sport activities and the decline of revenues from film production and distribution activities accounted for the most remarkable variations in comparison to the same period of the previous year.

Audiovisual Sport revenues are the main source of the growth in these revenues in comparison to the same quarter of the previous year.

The revenues from sales of Spanish football league rights to other operators are included in Sogecable's turnover since the third quarter of 2003 and amounted to 54.5 million euros in the first quarter of 2004.

These figures are linked to the sales of certain football rights to third-party operators after the renewal by Audiovisual Sport of the contracts of domestic football competitions rights until the 2005/2006 season.

In the first quarter of 2004, the reason for the lower contribution of the revenues coming from film production and distribution activities derives from the remarkable success of the release of "La Gran Aventura de Mortadelo y Filemón" accounted in the first quarter of 2003 whilst the most relevant premières in 2004 will take place in the second half of the year.

The revenues from film production and distribution activities amounted to 6.3 million euros in the first quarter of 2004, in comparison to 23.4 million euros reached in the first quarter of 2003.

Operating expenses

Operating expenses amounted to 315.9 million euros in the first quarter of 2004, in comparison to 241.0 million euros incurred in the same period of last year.

The most relevant increase in the Operating Expenses came from 'Purchases', representing 84.3% of the 75.0 million euros difference.

Purchases

Purchases amounted to 211.8 million euros in the first quarter of 2004. In comparison to the first quarter of 2003, purchases went up by 63.2 million euros.

The most outstanding increase year-on-year came from the audiovisual rights of Spanish football League and Cup tournaments incurred by Audiovisual Sport. In the first quarter of 2004, a total cost of 105.0 million euros has been registered for these contents, in comparison to 39.4 million euros incurred during the same period of 2003. It means a 65.6 million euros increase.

Benefiting from the restructuring process in progress since the third quarter of 2003, a 2.4 million euros decline has been experienced in the rest of contents.

It represents a substantial drop in the programming costs per subscriber, as purchases registered in the first quarter of 2003 did not include any effect from Vía Digital subscribers who were added later.

In comparison to the costs incurred in the previous quarter –in which Sogecable registered costs of 209.9 million euros, these expenses in the first quarter of 2004 mean a 1.9 million euros increase, lower than 1%.

Purchases costs evolution 1Q04 / 1Q03


Million euros
+€ 65.6 m
- € 2.4 m
148.6
211.8
1Q 2003
AVS
Other
1Q 2004

This evolution in the programming costs made this cost line to stand as 55.7% of total revenues in the quarter, declining substantially in comparison to 58.2% in the fourth quarter of 2003.

Personnel expenses

Personnel expenses reached 31.4 million euros in the firstquarter of 2004, in comparison to 25.6 million euros in the first quarter of 2003.

The average number of employees was 1,705 during the first quarter of 2004, comparing to 1,477 employees in the same period of 2003, due to the inclusion of Audiovisual Sport's and Vía Digital's activities since the third quarter of 2003.

Other operating expenses

As of March 31st 2004, Other Operating Expenses amounted to 72.8 million euros, in comparison to 66.8 million euros incurred in the first quarter of the previous year.

Despite a substantial number of new subscribers has been added in comparison to Sogecable's client base during the first three months of 2003, no significant increases came from subscriber management costs, transmission expenses, subscriber acquisition costs or general expenses.

In fact, in the first quarter of 2004, and in comparison to the same period in 2003, the most relevant increase in the Other Operating Expenses line comes from a 4.2 million euros provision registered to offset any possible bad debt arising from some former Vía Digital subscribers during the migration process to the new offer of **DIGITAL+**.

Operating results

In the first quarter of 2004, EBITDA reached 64.1 million euros, up 34.5 million euros in comparison to 29.6 million euros achieved in the first quarter of 2003. It means a 116.5% increase year-on-year.

In comparison to the fourth quarter of 2003, EBITDA grew by 6.5 million euros, up 11.3%.

EBITDA/Revenues margin reached 16.9% in the first quarter of 2004, in comparison to 16.0% in the previous quarter, showing a growth trend since Vía Digital and Audiovisual Sport were fully consolidated in the third quarter of 2003.

EBITDA in the period reached record levels in a quarter since Sogecable went public in July of 1999.

First Quarter EBITDA year-on-year comparison

Million euros


+116.5%
+31.6%
22.5
29.6
64.1
1Q 2002
1Q 2003
1Q 2004

Quarterly EBITDA contribution

Million euros


52.2
25.3
22.5
57.6
38.7
29.6
64.1
2002
2003
2004
First Quarter
Second Quarter
Third Quarter
Fourth Quarter

As of March 31st 2004, Depreciation and Amortisation amounted to 78.5 million euros, in comparison to 35.9 million euros booked for the first three months of 2003.

The depreciation and amortisation charges from Vía Digital and Audiovisual Sport – fully consolidated since the third quarter of 2003- mainly affected the year-on-year variation. In the first quarter of 2004, Vía Digital's depreciation and amortisation charges amounted to 23.5 million euros and Audiovisual Sport added 18.4 million euros.

Mainly, amortisation accounted by Audiovisual Sport comes from start-up payments for the acquisition of audiovisual rights when the company was launched. These charges will be transferred to Sogecable's income statements before June 2006.

The above mentioned impact from Audiovisual Sport together with the still relevant contribution in the depreciation charges from the set-top-boxes bought by Canal Satélite Digital and Vía Digital in their first years of operations are the main reasons for the difference between depreciation and amortisation expenses and investments being currently significant.

Altogether, Sogecable's EBIT in the first quarter of 2004 were losses of 14.5 million euros, in comparison to –6.3 million euros as of March 31st 2003.

Results of companies carried by the equity method

In the first quarter of 2004, the 'Share in Results of Companies Carried by the Equity Method' line shows a loss of 3.4 million euros, down 54.6% in comparison to losses of 7.4 million euros in this item as of March 31st 2003.

Audiovisual Sport results bring the most significant variation year-on-year, as its operations are fully consolidated since June 30th 2003.

Restructuring costs

In the first quarter of 2004, and after the progress during the second half of 2003, Sogecable has continued the process to restructure its activities following the integration of Vía Digital.

For these purposes, 17.0 million euros were run up in this quarter. The breakdown of the costs incurred in the restructuring process is as follows,

Costs (Million euros)	2003	1Q 04	Acumulados
Programming	221.2	17.0	238.2
Other operating expenses	45.1	0.0	45.1
Total restructuring costs	**266.3**	**17.0**	**283.3**

Mainly, the restructuring costs related to programming contracts were used in cancelling the services of thematic channels suppliers and programming commitments.

In the second half of 2003, 45.1 million euros were incurred in the restructuring process of technical and transmission services, rentals and severance pays given to employees who joined redundancy plans to terminate working relations.

Results

As of March 31st 2004, the Net Result Attributed to the Controlling Company shows a loss of 47.7 million euros, in comparison to losses of 17.2 million euros in the first quarter of 2003.

Financing

As of today, Sogecable's bank financing available is, approximately, 1,400 million euros, including the 1,350 million euros from the syndicated facility signed in the month of August 2003.

As of March 31st 2004, Sogecable's net bank debt withdrawn –including interest outstanding at the end of the quarter- was 1,209.7 million euros.

At the end of the first quarter of 2003, before Vía Digital and Audiovisual Sport were integrated and before the start of the restructuring process, Sogecable's net bank debt was 616.4 million euros.

(This page was left intentionally blanked)

ANNEXE II
RELEVANT FACTS

POINT 6. – Information communicated on February 12, 2004

Sogecable, S.A. communicated that in the Audit and Compliance Committee Meeting, Mr. Gregorio Marañón Bertrán de Lis presented his resignation from the post of Chairman of the Committee and Mr. Jaime Terceiro Lomba was appointed as the in-coming Chairman. As a result of this, the Audit and Compliance Committee is henceforth comprised of Mr. Jaime Terceiro Lomba as Chairman and Mr. Gregorio Marañón Bertrán de Lis, Mr. Luis Lada Díaz and Groupe Canal+, represented by Mr. Eric Pradon, as members.

POINT 6. – Information communicated on February 17, 2004

The Board of Directors of Sogecable, S.A. appointed Mr. Jaime Terceiro Lomba as a member of the Executive Committee of the Company. He is additionally an independent director of the Company and Chairman of the Audit and Compliance Committee.

POINT 6. – Information communicated on March 16, 2004

Sogecable, S.A. communicated the holding of the General Shareholders' Meeting in which all of the agreements submitted thereto were approved. A copy was issued of all the agreements adopted in the General Shareholders' Meeting.

The Board of Directors, in its meeting subsequent to the General Shareholders' Meeting, agreed to accept the resignation, as Member of the Board, Chairman of the Board and of the Executive Committee, of Mr. Jesús de Polanco Gutiérrez, and appoint Mr. Rodolfo Martín Villa as in-coming Chairman of the Board and of the Executive Committee.

Likewise, the Board of Directors of Sogecable, S.A. agreed to appoint Mr. Borja García-Nieto Portabella as Member of the Board, in order to cover the vacancy left by the resignation of Mr. Jesús de Polanco Gutiérrez. Mr. García-Nieto is an independent director.

In addition, the Board of Directors agreed to re-elect the following directors as members of the Executive Committee of Sogecable, S.A.: Mr. Juan Arenas Uría, Mr. Luis Blasco Bosqued, Mr. Juan Luis Cebrián Echarri, Mr. Jean-François Dubos, Mr. José María García Alonso and Mr. Leopoldo Rodés Castañé.

In the same meeting, the Board of Directors appointed Vivendi Universal as a member of the Audit and Compliance Committee, in order to cover the vacancy left by the resignation of Groupe Canal+, and to re-elect the following directors as members of the Audit and Compliance Committee: Mr. Luis Lada Díaz and Mr. Gregorio Marañón Bertrán de Lis.

In addition, the following directors were re-elected as members of the Appointments and Remuneration Committee: Mr. Luis Abril Pérez, Mr. Juan Luis Cebrián Echarri, Mr. Jean-François Dubos and Mr. Leopoldo Rodés Castañé.

POINT 14. – Information communicated on February 17, 2004

The Board of Directors of Sogecable, S.A. agreed to call an Ordinary General Shareholders' Meeting. The Agenda of the General Meeting was issued.

POINT 14. – Information communicated on February 17, 2004

The Board of Directors of Sogecable, S.A. approved the Annual Report on Corporate Governance for the financial year 2003, as stipulated in Article 116 of the Securities Market Act (Ley del Mercado de Valores).

POINT 14. – Information communicated on February 26, 2004

Sogecable, S.A. gave notice of the General Shareholders' Meeting for the days 15 and 16 of March, 2004, to be held at second call.

POINT 14. – Information communicated on March 16, 2004

Sogecable, S.A. sent a copy of the speeches given by the Chairman and the Managing Director in the General Shareholders' Meeting.

Rule 12g3-2(b) n°: (82-4981)
Enclosure I (iv)


Sogecable
Sogecable 1Q04 Results

This presentation contains forward-looking statements subject to risks, uncertainties and assumptions. Statements about beliefs and expectations are not guarantees of future performance. Please note that our results could differ materially from those shown in the following forward-looking statements.


difference in Spanish pay-tv landscape
Sogecable
72% of market share
16% penetration
DIGITAL +
1,732
CANAL+
539
900
Cable TV
Multiple regional operators bundling basic multi-channel offers
(Thousands of subscribers as of March 31st 2004, Sogecable estimates)


DIGITAL+
Undisputable contents
Analogue
CANAL+
Digital
Premium
CANAL+
CANAL+
CANAL+
CANAL+ CINE 1
CANAL+ CINE 2
CANAL+ CINE 3
CANAL+ DEPORTE 1
CANAL+ DEPORTE 2
CANAL+ DEPORTE 3
Films
Cine
Cine
Cine
TCM
Sports
SPORTMANIA
GOLF+
Realmadrid TELEVISION
EUROSPORT
Children
CARTOON NETWORK
Entertainment
CALLE 13
AXN
FOX
COMEDY
FDF
COSMOPOLITAN
people+arts
News
CNN+
CNN
FOX NEWS
EuroNews
ExpansiónTV
Bloomberg
météo
Documentaries
docu mania
VIAJAR
Discovery
Music
Mezzo

Football & films driving subscriptions

La Liga rights until June 2006

Game of the week
<u>exclusive</u> in pay-tv

8 games per week in PPV

Top right selection enhanced

LFP

UEFA Champions League 3-season deal

<u>Exclusive</u> match every Tuesday

Full coverage on sport packages


SIEMENS
mobile

UEFA CHAMPIONS LEAGUE

All relevant US Studio films ...

DISNEY
DREAMWORKS STUDIOS
WB
MGM
Paramount
UNIVERSAL

...and their international thematic channels

CALLE 13
FOX
AXN
COMEDY
CARTOON NETWORK
TCM
Disney Channel

Main events in 2003

- Integration of VD & AVS in 3Q03
- launch: the most attractive offer ever shown in Spain
- Long-term financing secured
- Restructuring process progress: €266m


Year-on-year subscriber evolution
Digital
Analogue
CANAL+
terrestrial launch
CSD launch
DIGITAL + launch
88,000
278,000
559,000
768,000
970,000
1,205,000
1,366,000
1,208,000
1,010,000
599,000
1,006,000
813,000
873,000
1,052,000
787,000
1,230,000
651,000
1,221,000
548,000
1,796,000
Dec 90
Dec 91
Dec 92
Dec 93
Dec 94
Dec 95
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03

Sogecable's 2003 results

(Million euros)	2003	2002	
Net Turnover	1.173.9	981.8	+19.6%
EBITDA	170.8	141.0	+21.1%
Restructuring Costs	-266,3	-	
Net Results	-329.6	-54.2	

1Q 04 headlines

- Top record quarterly EBITDA levels
- Solid ARPU growth
- Well-defined cost structure allowing for significant leverage


Significant 1Q turnover growth
+6.4%
+41.1%
252.9
269.0
379.4
1Q 2002
1Q 2003
1Q 2004


turnover growth in all main activities
Subscribers
+44.0%
287.5
199.6
Advertising
+32.8%
13.5
10.2
Other revenues
+32.4%
78.4
59.2
1Q 2004
1Q 2003
Million euros


New subscribers mix
CANAL+ TOTAL
€37.50
CANAL+ DEPORTE
€35.50
CANAL+ CINE
29%
54%
17%
DIGITAL+ TOTAL
€49.80
DIGITAL+ DEPORTE
€44.50
DIGITAL+ CINE
BASICO
€22.00
BASICO CINE
€31.22
New subscribers' choice helping ARPU growth


Quarterly ARPU evolution since launch
€ 37.7
2.2
35.5
€ 43.5
5.5
38.0
€ 50.7
8.6
42.1
3Q03
4Q03
1Q04
DIGITAL+ (Subscription)
PPV services
Initial DTH ARPU
Customers gradually fitting in the new offer


Programming costs per subscriber
Million euros
+€ 65.6 m
- € 2.4 m
148.6
211.8
1Q 2003
AVS
Other
1Q 2004


EBITDA quarterly contribution improving
Million euros
52.2
41.0
25.3
22.5
57.6
44.9
38.7
29.6
+116.5%
64.1
2002
2003
2004
First Quarter
Second Quarter
Third Quarter
Fourth Quarter

Sogecable

Future perspectives

Subscriber short-term expectations

New DIGITAL+ subscribers

- DIGITAL+ premium services mainly requested
- Recruitment trend on track
- Good perspectives for new season campaigns

Former Canal Satélite Digital subscribers

- Churn levels back to historical rates
- Exceeding ARPU targets
- Still upgrading opportunities

Former Vía Digital subscribers

- Contract deadline to join DIGITAL+: Jul.04
- Change of conditional access system in Apr.04
- Low-ARPU tier to continue churning until 3Q04

Net growth from September 2004

Further opportunities to increase ARPU

Initial & current subscriber base


1,319,897
40,343
432,078
78,371
287,306
3Q 2003
1Q 2004
Overlapped
Basic VD
Basic CSD / D+
Premium

Evolution of Spain's pay-tv penetration


12.4%
15.3%
18.7%
23.7%
27.4%
26.7%
23.1%
Launch of DTH multi-channel services
Launch of cable pay-tv services
1997-2001: Heavy promotions to offset content differences
Pay DTT platform discontinued operations
Merger agreement
Fraud removed from CSD service
Commercial slowdown until offer re-launch
DTH subscriber portfolio cleaning
1997
1998
1999
2000
2001
2002
2003

Source: Sogecable estimates

Time gap & growth disruption vs European peers



Pay-tv penetration
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
France
Italy
Spain
UK
Portugal
Years since launch

Source: Sogecable estimates

New market segments starting to enhance growth



Social status
High
Mid- high
Mid
Low - Mid
100
50
0
26
41
10
24
43
19
CSD
New

Historical DTH net growth


VD
CSD / D+
1997
337,000
77,000
260,000
1998
551,000
212,000
339,000
1999
366,000
152,000
214,000
2000
431,000
193,000
238,000
2001
351,000
173,000
178,000
Average
407,000
161,000
246,000

Conclusions

- High subscriber growth expected
- Solid ARPU generation
- Well-defined cost structure allowing for significant leverage

Sogecable

Sogecable 1Q04 Results